Exhibit 99.1

Draganfly Announces Record First Quarter Results of 2026

Vancouver, BC. May 11, 2026 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce its first quarter financial results.

Key Financial and Operational Highlights for Q1 2026:

●	Revenue for the first quarter of 2026 was $2,312,353 which represents a 49.4% year over year increase. Product sales of $2,232,132 were up 44.8% over the same period last year.

●	Gross profit for Q1 2026 was $347,761, up 12.1% from $310,088 for the same period last year. Gross margin percentage for Q1 2026 was 15.0% compared to 20.0% in Q1 2025. Gross profit would have been $453,601 and gross margin would have been 19.6%, not including a one-time non-cash write down of inventory of $105,840. The decrease is due to the sales mix of the products sold.

●	The comprehensive loss for the period of $5,711,284 includes non-cash changes comprised of a positive change in fair value derivative of $1,047,731, a write down of inventory of $105,840, and a share issuance cost of $2,412,431 related to a derivative liability from the February financing and its treatment on the income statement against the balance sheet, and would otherwise be a comprehensive loss of $4,240,744 compared to an adjusted comprehensive loss of $3,656,159 for the same period last year. Contributors to the year-over-year increase are increased office and miscellaneous, employee and management costs, and travel.

●	Cash balance on March 31, 2026, of $147,339,721 compared to $90,156,821 on December 31, 2025.

●	Draganfly announced the deployment of its drone platforms with Search and Rescue Sweden, integrated with Smith Myers ARTEMIS mobile phone detection and location systems for search-and-rescue operations. The deployment supports missing-person recovery, wilderness rescue, police support, and other public-safety missions, while validating Draganfly’s Apex and Commander 3XL platforms for demanding operational environments.

●	Cameron Chell, Chief Executive Officer of the Company since August 2019, was appointed Executive Chairman of the Board.

●	Draganfly announced an award to provide Flex FPV drones and training to U.S. Air Force Special Operations Command units in partnership with DelMar Aerospace. The program includes FPV assembly, repair, flight operations, advanced mission planning, and execution training at DelMar Aerospace’s Camp Pendleton UAS range training facility.

●	Draganfly announced its participation in the Canadian Army’s first Collaborative Uncrewed Aircraft Systems Working Group in support of the Government of Canada’s newly announced Defence Industrial Strategy. The Company’s participation aligns with Canada’s focus on strengthening sovereign defence capabilities, domestic production, and advanced uncrewed and autonomous aerial systems.

●	Draganfly announced the appointment of Lieutenant-General (Ret’d) Michel Gauthier to its Military Advisory Board, adding more than 36 years of Canadian Armed Forces leadership experience. His appointment supports Draganfly’s growing engagement with defence and government markets as Canada advances its renewed Defence Industrial Strategy.

●	Draganfly completed an exclusive Canadian Armed Forces capabilities demonstration at Area XO in Ottawa, Ontario, following its participation in the Canadian Army’s MINERVA Uncrewed Aircraft Systems working group. The Company showcased multiple unmanned aerial systems and mission capabilities, including Commander 3XL, Overwatch, Apex ISR, and FPV tactical drone systems, despite challenging winter conditions.

●	Draganfly and Palladyne AI announced the successful completion of a key integration milestone, testing Palladyne AI’s SwarmOS platform across Draganfly’s mission-ready drone components and validating the system through flight simulation. The milestone advances the companies’ work toward decentralized, autonomous swarm capabilities for defense applications in dynamic and contested environments.

Draganfly will hold a shareholder update and earnings call on May 11, 2026 at 2:30 p.m. PDT / 5:30 p.m. EDT.

Registration for the call can be done Here

Selected financial information is outlined below and should be read with Draganfly’s consolidated financial statements for the quarter ended March 31, 2026, and associated management discussion and analysis, which will be available under the Company’s profile on SEDAR+ at www.sedarplus.ca and filed on EDGAR at www.sec.gov.

	Three months ended March 31,
	2026	2025
Total revenues	$2,312,353	$1,547,715
Gross Margin (as a % of revenues) (1)	15.0%	20.0%
Net income (loss)	(5,628,866)	(3,424,825)
Net income (loss) per share ($)
- Basic	(0.17)	(0.63)
- Diluted	(0.17)	(0.63)
Comprehensive income (loss)	(5,711,284)	(3,433,712)
Comprehensive income (loss) per share ($)
- Basic	(0.18)	(0.63)
- Diluted	(0.18)	(0.63)
Change in cash and cash equivalents	$57,182,900	$(4,126,306)

(1)	Gross Profit (as a % of revenues) would have been 19.6% and 17.5% not including a non-cash write down of inventory of $105,840 and a non-cash recovery of a write down of inventory of $38,666 for the three month period ending March 31, 2026, and 2025, respectively.

As at	March 31, 2026	December 31, 2025
Total assets	$161,135,816	$101,387,873
Working capital	154,355,940	95,242,327
Total non-current liabilities	144,405	174,763
Shareholders’ equity	$155,782,440	$96,596,795
Number of shares outstanding	36,495,939	29,344,775

Shareholders’ equity and working capital as at March 31, 2026, includes a fair value of derivative liability of $329,101 (2025 - $492,470) and would otherwise be $156,111,541 (2025 - $97,089,265) and $154,685,041 (2025 - $95,734,797), respectively.

	2026 Q1	2025 Q4	2025 Q1
Revenue	$2,312,353	$1,912,199	$1,547,715
Cost of sales(2)	$(1,964,592)	$(1,826,490)	$(1,237,627)
Gross profit(3)	$347,761	$85,709	$310,088
Gross margin – percentage	15.0%	4.5%	20.0%
Operating expenses	$(7,963,223)	$(7,880,178)	$(3,911,035)
Operating income (loss)	$(7,615,462)	$(7,794,469)	$(3,600,947)
Operating loss per share - basic	$(0.24)	$(0.27)	$(0.66)
Operating loss per share - diluted	$(0.24)	$(0.27)	$(0.66)
Other income (expense)	$1,986,596	$(1,829,827)	$176,122
Change in fair value of derivative liability (1)	$1,047,731	$(788,180)	$157,830
Other comprehensive income (loss)	$(82,418)	$252,876	$(8,887)
Comprehensive income (loss)	$(5,711,284)	$(9,371,420)	$(3,433,712)
Comprehensive income (loss) per share - basic	$(0.18)	$(0.33)	$(0.63)
Comprehensive income (loss) per share - diluted	$(0.18)	$(0.33)	$(0.63)

(1)	Included in other income (expense).
(2)	Cost of goods sold includes a non-cash inventory write down in Q1 2026 of $105,840, a non-cash inventory write down of $244,000 in Q4 2025, and a recovery of a write down of inventory of $38,666 in Q1 20225 and would have been $1,858,752 in Q1 2026, $1,582,490 in Q4 2025, and $1,276,293 in Q1 2025.
(3)	Gross profit would have been $453,601 in Q1 2026, $329,709 in Q4 2025, and $271,422 in Q1 2025 without these write downs in 2 above.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is a leader in cutting-edge drone solutions and software that are transforming industries and serving stakeholders globally. Recognized for innovation and excellence for over 25 years, Draganfly delivers award-winning technology to the public safety, civil, military, agriculture, industrial inspection, security, mapping, and surveying markets. The Company is driven by passion, ingenuity, and a mission to provide efficient solutions and first-class services to customers worldwide, saving time, money, and lives.

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Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com

Note Regarding Non-GAAP Measures

In this press release we describe certain income and expense items that are unusual or non-recurring. There are terms not defined by International Financial Reporting Standards (IFRS). Our usage of these terms may vary from the usage adopted by other companies. Specifically, gross profit and gross margin are undefined terms by IFRS that may be referenced herein. We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

Throughout this release, reference is made to “gross profit,” and “gross margin,” which are non-IFRS measures. Management believes that gross profit, defined as revenue less operating expenses, is a useful supplemental measure of operations. Gross profit helps provide an understanding on the level of costs needed to create revenue. Gross margin illustrates the gross profit as a percentage of revenue. Readers are cautioned that these non-IFRS measures may not be comparable to similar measures used by other companies. Readers are also cautioned not to view these non-IFRS financial measures as an alternative to financial measures calculated in accordance with International Financial Reporting Standards (“IFRS”). For more information with respect to financial measures which have not been defined by GAAP, including reconciliations to the closest comparable GAAP measure, see the “Non-GAAP Measures and Additional GAAP Measures” section of the Company’s most recent MD&A which is available on SEDAR.

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to:  statements in respect of Draganfly’s partnerships, capabilities, expertise, and financial condition; the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR+ website at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.